SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated April 4, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, April 4, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Information Title XII, Chapter I, section 3, subsection 14) of the Argentine Securities & Exchange Commission Rules (NT 2013)

I am writing to you as Chairman of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) in order to inform you that today the Company has acquired representative shares of 30% of the capital stock and votes of the company CV Berazategui S.A. (“CV Berazategui”) constituted in the Republic of Argentina, for a total amount of US$ 8,968,000.- (Eight Million Nine Hundred Sixty Eight Thousand U.S. Dollars)

The remaining 70% of the capital stock and votes of CV Berazategui are owned by PEM S.A., a company controlled by Telecom Argentina.

CV Berazategui is a licensee of Broadcasting Services provided by Subscription through Physical Link, license which was originally granted by Resolution N°630/COMFER/91, and provides the service in the Berazategui Department, Province of Buenos Aires to 21,392 Cable TV (CATV) subscribers and 7,190 broadband subscribers.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	April 4, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations